EXHIBIT 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (1)

In millions except per share amounts	2008	2007	2006
Earnings (loss) from continuing operations	$(1,269)	$1,215	$1,282
Discontinued operations	(13)	(47)	(232)
Net earnings (loss)	(1,282)	1,168	1,050
Effect of dilutive securities(a)	–	–	13
Net earnings (loss) - assuming dilution	$(1,282)	$1,168	$1,063
Average common shares outstanding	421.0	428.9	476.1
Effect of dilutive securities(a)
Restricted performance share plan	–	3.7	3.0
Stock options(b)	–	0.4	0.2
Contingently convertible debt	–	–	9.4
Average common shares outstanding - assuming dilution	421.0	433.0	488.7
Earnings (loss) per common share from continuing operations	$(3.02)	$2.83	$2.69
Discontinued operations	(0.03)	(0.11)	(0.48)
Net earnings (loss) per common share	$(3.05)	$2.72	$2.21
Earnings (loss) per common share from continuing operations - assuming dilution	$(3.02)	$2.81	$2.65
Discontinued operations	(0.03)	(0.11)	(0.47)
Net earnings (loss) per common share - assuming dilution	$(3.05)	$2.70	$2.18

(a)	Securities are not included in the table in periods when antidilutive.
(b)

Options to purchase 25.1 million, 17.5 million and 30.1 million shares for the years ended December 31, 2008, 2007 and 2006, respectively, were not included in the computation of diluted common shares outstanding because their exercise price exceeded the average market price of the Company’s common stock for each respective reporting date.

(1)	Attributable to International Paper Company common shareholders.